UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

              ☒              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                For the fiscal year ended December 31, 2012

OR

              ☐               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                For the transition period from ________________ to _______________

Commission File Number:                                               1-14157 (Telephone and Data Systems, Inc.)

                                                                                                1-9712 (United States Cellular Corporation)

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
30 North LaSalle Street
40th Floor
Chicago, IL  60602

B.   Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc.
30 North LaSalle Street
40th Floor
Chicago, IL  60602

United States Cellular Corporation
8410 West Bryn Mawr Ave.
Chicago, IL  60631

Telephone and Data Systems, Inc.

Tax–Deferred Savings Plan

Financial Report

December 31, 2012

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Information

Schedule of Assets (Held at End of Year)	12

Exhibits

No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

McGladrey LLP

Report of Independent Registered Public Accounting Firm

To the Investment Management Committee

Telephone and Data Systems, Inc. Tax-Deferred Savings Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 of the financial statements, the plan sponsor approved the merger of the OneNeck 401(k) Plan into the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan effective August 31, 2012.  All plan assets were transferred to the Telephone and Data Systems, Inc. Tax- Deferred Savings Plan on September 10, 2012.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By:         /s/ McGladrey LLP

                McGladrey LLP

Peoria, Illinois

June 11, 2013

Member of RSM International network of independent accounting, tax and consulting firms.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets

Investments, at fair value	$594,895,169	$504,575,334

Receivables:
Accrued income	287,113	363,829
Contributions in transit and other	250,179	268,425
Notes receivable from participants	12,704,556	11,663,038
Total receivables	13,241,848	12,295,292

Total assets	608,137,017	516,870,626

Liabilities

Due to broker for securities purchased	357,621	—
Distributions in transit and other	115,273	46,605

Total liabilities	472,894	46,605

Net Assets Available for Benefits at Fair Value	607,664,123	516,824,021

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(4,612,346)	(4,001,833)

Net Assets Available for Benefits	$603,051,777	$512,822,188

See Notes to Financial Statements.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to Plan Assets Attributed to
Investment income:
Interest and dividends	$12,910,932
Net appreciation in fair value of investments	39,246,354

Interest income on notes receivable from participants	506,511

Contributions:
Participants'	47,455,511
Employers'	23,883,717
Participant rollover	3,122,782
Total additions	127,125,807

Deductions From Plan Assets Attributed to
Benefits paid to participants	46,373,310
Redemption Fee	485
Total deductions	46,373,795

Net increase	80,752,012

Transfer from merged plan	9,477,577

Net assets available for benefits:
Beginning of year	512,822,188

End of year	$603,051,777

See Notes to Financial Statements.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2012 and 2011

Notes to Financial Statements

Note 1.   Description of the Plan

The following description of the Telephone and Data Systems, Inc. Tax Deferred Savings Plan (the "Plan") provides only general information. Participants should refer to the Telephone and Data Systems, Inc. Tax Deferred Savings Plan summary plan description for a more complete description of the Plan's provisions.

General: The Plan is a contributory tax exempt profit sharing plan established by Telephone and Data Systems, Inc. (“TDS” or the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the administrator and sponsor of the Plan and has appointed The Bank of New York Mellon as directed trustee of the Plan. The Bank of New York Mellon is also the asset custodian of the Plan, and they provide record keeping and reporting services to the Plan in conjunction with Aon Hewitt, the Plan's third party administrator. The Plan qualifies under Section 401(a) of the Internal Revenue Code. All employees of TDS and its subsidiaries which have adopted the Plan (the Company and such subsidiaries being referred to as “employers”) whom are age twenty-one or older are eligible to participate. The Plan allows participants to enter the Plan upon the latter of 30 days of continuous service with the Company or their twenty-first birthday.  Participation in the Plan is voluntary, however, any eligible employee who does not enroll on their own, or elect to opt out of automatic enrollment, will be automatically enrolled in the Plan starting on their eligibility date.

The Plan's assets are overseen by an Investment Management Committee appointed by TDS. The Investment Management Committee is authorized to select investment options and to invest Plan assets as directed by the participants.

Contributions: Participants may contribute to the Plan on a pre-tax basis (before-tax contributions) or on a designated Roth basis (after-tax contributions). The combined pre-tax and designated Roth contributions may not exceed 60% of the Participant’s compensation, as defined in the Plan and in accordance with Internal Revenue Service limits.  Participants may also contribute amounts representing eligible distributions from other qualified plans (rollover contributions).

Any eligible employee with 30 days continuous service is automatically enrolled in the Plan on a pre-tax basis at a 3% deferral rate with the rate increasing by 1% annually until it reaches 10%, unless the employee elects otherwise.  The Vanguard Target Date Retirement Funds are used as the Qualified Default Investment Alternative (QDIA) for automatic enrollment.

The employer matching contribution is 100% on the first 3% of a participant’s before-tax and designated Roth contributions and 40% on the next 2% of before-tax and designated Roth contributions.

Contributions are allocated to an employee’s account based on the employee’s investment elections.

Participants' Accounts and Investment Options: Each participant's account is credited with the participant's before-tax and designated Roth contributions, rollover contributions, employer's matching contributions and investment income or loss. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants may invest their before-tax and designated Roth contributions, any rollover account balances, and employer matching contributions into a variety of investment options as more fully described in the Plan's literature. Participants may change their investment options via telephone or internet.

Vesting: Participants are always 100% vested in their before-tax, designated Roth and rollover contributions plus actual earnings thereon.  Vesting in employer matching contributions plus actual earnings thereon is based on years of vesting service.  Accounts vest 34% after the participant completes one year of vesting service; and 100% after the participant completes two years of vesting service.

A participant also becomes 100% vested in employer matching contributions plus actual earnings thereon upon termination of employment after attaining age 65 or due to death or disability.

Forfeited Accounts: For the years ended December 31, 2012 and 2011, forfeited non-vested accounts were used to reduce employer contributions by $388,605 and $387,010, respectively. All such forfeitures were used at December 31, 2012 and 2011, respectively.

Payment of Benefits: Vested benefits may be paid to the participant upon termination of employment in the form of a lump sum payment or installments.  Participants experiencing a qualified financial hardship, on a qualified military leave or who have attained the age 59½ may withdraw a portion of their account balance as defined in the Plan while employed by the Company.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2012 and 2011

Notes to Financial Statements

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer matching contributions).  These loans are secured by the remaining balance in the participant's account.  The notes bear interest at the prime rate plus 1% as published in the Wall Street Journal on the fifteenth day of the month prior to the quarter in which the note is processed.  Principal and interest is paid ratably through after-tax payroll deductions.  The repayment period on the note can range from one to five years.  Notes are considered in default if no note payment is received during two consecutive pay periods.

Termination of Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their accounts.

Plan Expenses: With the exception of loan origination fees, all administrative, recordkeeping and auditing fees are borne by TDS.  Investment expenses and loan origination fees are paid by Plan participants.

Note 2.   Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates: The accompanying financial statements have been prepared on the accrual basis of accounting.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates.

Fully Benefit-Responsive Investment Contracts: In accordance with GAAP, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through the Vanguard Retirement Savings Trust II, a collective trust.  At December 31, 2012 and 2011, all of the Vanguard Retirement Savings Trust II’s investments were in the Vanguard Retirement Savings Master Trust (“the Vanguard Trust”).  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

The Vanguard Trust provides for the collective investment of assets of tax-exempt pension and profit-sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond trusts that are selected by the Trustee, Vanguard Fiduciary Trust Company. The issuers’ ability to meet these obligations may be affected by economic developments in their respective companies and industries. At December 31, 2012, 96.0% of the Vanguard Trust’s holdings were comprised of “traditional investment contracts” and “alternative investment contracts” as described below.  The remainder of the Vanguard Trust’s investments consisted of Money Market funds.

Traditional investment contracts issued by insurance companies and banks are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. For traditional investment contracts, fair value comprises the expected future cash flows for each contract discounted to present value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The crediting rate on traditional contracts is typically fixed for the life of the investment.

Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value.  For alternative investment contracts, the fair value comprises the aggregate market values of the underlying investments in bond trusts, and the value of the wrap contracts, if any. The difference between valuation at contract value and fair value is reflected over time through the crediting rate formula provided for in the Vanguard Trust’s synthetic contracts. The crediting rate of the contract resets every quarter (but will not fall below zero) based on the performance of the underlying investment portfolio. To the extent that the Vanguard Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Vanguard Trust units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Future average interest crediting rates on alternative investment contracts could be influenced by changes in market interest rates.  These contracts can be terminated by the trust or the issuer after providing 60 days’ notice.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2012 and 2011

Notes to Financial Statements

The average yield earned by the Vanguard Trust was 2.22% and 3.09% for the years ended December 31, 2012 and 2011, respectively. This average yield is calculated by dividing the annualized earnings of all investments in the Vanguard Trust (irrespective of the interest rate credited to participants in the Vanguard Trust) by the fair value of all investments in the Vanguard Trust on the last day of the fiscal year.

The average yield earned by the Vanguard Trust with an adjustment to reflect the actual interest rate credited to participants in the Vanguard Trust was 1.82% and 2.68% for the years ended December 31, 2012 and 2011, respectively. This average yield is calculated by dividing the annualized earnings credited to participants (irrespective of the actual earnings of the investments in the Vanguard Trust) by the fair value of all investments in the Vanguard Trust on the last day of the fiscal year.

The existence of certain conditions can limit the Vanguard Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Vanguard Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Vanguard Trust or the Plan, tax disqualification of the Vanguard Trust or the Plan, and certain Vanguard Trust amendments if issuers’ consent is not obtained. As of December 31, 2012, the occurrence of an event outside the normal operation of the Vanguard Trust that would cause a withdrawal from an investment contract with a negative market value adjustment is not considered to be probable.

The tables below summarize the Plan’s investment measured at fair value based on the net asset value (NAV per share) in the Vanguard Trust:

December 31, 2012
			Participant	Redemption
		Unfunded	Redemption	Notice
	Fair Value	Commitments	Frequency	Period (1)
Vanguard Retirement Savings Trust II	$91,619,394	$-	Daily	Twelve months

December 31, 2011
			Participant	Redemption
		Unfunded	Redemption	Notice
	Fair Value	Commitments	Frequency	Period (1)
Vanguard Retirement Savings Trust II	$86,420,771	$-	Daily	Twelve months

(1) This notice period provides for Plan redemptions at contract value, subject to other provisions of the Declaration of Trust.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2012 and 2011

Notes to Financial Statements

Investment Valuation and Income Recognition: Investments are reported at fair value.  See Note 3 – Fair Value Measurements for further information on the fair value of the Plan’s assets. The Plan’s Investment Management Committee determines the Plan’s valuation policies utilizing information provided by the investment custodians.

Net appreciation/depreciation in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in fair value of investments.  The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.  Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits: Benefits are recorded when paid.

New Accounting Pronouncement:  In October 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2012-04, Technical Corrections and Improvements. The amendments in this Update cover a wide range of Topics in the Accounting Standards Codification, including plan accounting. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will generally be effective for fiscal periods beginning after December 15, 2012, except for amendments in this update where there was no transition guidance which were immediately effective upon issuance. The adoption of immediately effective amendments was not significant to these financials.

Note 3.   Fair Value Measurements

Fair value is a market based measurement and not an entity specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price) in an orderly transaction between market participants. GAAP establishes a fair value hierarchy that contains three levels for inputs used in fair value measurements.  The three levels of the fair value hierarchy are described below:

Level 1                   Quoted market prices for identical assets or liabilities in active markets;

Level 2                   Quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets;

Level 3                   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  A financial instrument’s level within the fair value hierarchy is not representative of its expected performance or its overall risk profile, and therefore Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The Plan values shares of TDS Common stock and Common stock of U.S. Cellular, TDS’ subsidiary, and valued shares of TDS Special Common stock, based on the closing price reported on the active market in which the individual securities are traded.  These securities are classified as Common Stock of Plan Sponsor and Subsidiary.  The Plan also values Mutual Funds based on the closing price reported on the active market in which the individual securities are traded. Common Stock of Plan Sponsor and Subsidiary and Mutual Funds are classified within Level 1 of the valuation hierarchy.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2012 and 2011

Notes to Financial Statements

The Investment Contracts are bank common trusts that invest in synthetic investment contracts which are backed by investments issued by insurance companies and banks. The fair value is determined based on the underlying investments of the common trust as traded in active markets or valued using significant observable inputs. The underlying investment is classified as Level 2 in the audited financial statements of the bank common trust. The Net Asset Value (NAV) for the Investment Contracts is $1 per share. The Investment Contracts are valued based on the value provided by the administrator of the fund.

The following tables show investment assets at fair value within the fair value hierarchy, as of December 31, 2012 and 2011, respectively.

December 31, 2012	Level 1	Level 2	Level 3	Total
Mutual Funds
Bond	$65,655,524	$-	$-	$65,655,524
International equity	53,845,987	-	-	53,845,987
Money market	534,203	-	-	534,203
Retirement income	5,328,336	-	-	5,328,336
Target date	112,982,618	-	-	112,982,618
U.S. large cap	164,109,882	-	-	164,109,882
U.S. small cap	63,957,070	-	-	63,957,070
Common Stock of Plan Sponsor and Subsidiary	36,862,155	-	-	36,862,155
Investment Contracts	-	91,619,394	-	91,619,394
Total investments at fair value	$503,275,775	$91,619,394	$-	$594,895,169

December 31, 2011	Level 1	Level 2	Level 3	Total
Mutual Funds
Bond	$61,948,897	$-	$-	$61,948,897
International equity	45,227,159	-	-	45,227,159
Money market	1,232,369	-	-	1,232,369
Retirement income	2,910,276	-	-	2,910,276
Target date	75,043,087	-	-	75,043,087
U.S. large cap	137,858,273	-	-	137,858,273
U.S. small cap	52,645,750	-	-	52,645,750
Common Stock of Plan Sponsor and Subsidiary	41,288,752	-	-	41,288,752
Investment Contracts	-	86,420,771		86,420,771
Total investments at fair value	$418,154,563	$86,420,771	$-	$504,575,334

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2012 and 2011

Notes to Financial Statements

Note 4.   Investments

On January 13, 2012, TDS shareholders approved Amendments to the Restated Certificate of Incorporation of TDS (“Charter Amendments”).   These approved Charter Amendments include (a) a Share Consolidation Amendment to reclassify (i) each Special Common Share as one Common Share, (ii) each Common Share as 1.087 Common Shares, and (iii) each Series A Common Share as 1.087 Series A Common Shares, and (b) other changes as more fully described in TDS’ Current Report on Form 8-K dated January 24, 2012.

These approved Charter Amendments were effective on January 24, 2012 at which time each outstanding Special Common Share was reclassified as one Common Share and the Special Common Shares ceased to be outstanding and consequently ceased trading on the New York Stock Exchange under the symbol “TDS.S.”

The following presents investments as of December 31, 2012 and 2011:

	2012		2011
Bank Common Trust
Vanguard Retirement Savings Trust II (1)	$87,007,048	*	$82,418,938	*

Common Stock of Plan Sponsor and Subsidiary
Telephone and Data Systems, Inc.	17,983,946		13,539,823
Telephone and Data Systems, Inc. Special	-		5,144,008
United States Cellular Corporation	18,878,209		22,604,921	*

Mutual Funds
Mutual Funds Available for Participant Contributions:
Vanguard Institutional Index Fund	63,250,674	*	53,597,147	*
Vanguard Small Cap Value Index Fund	26,644,682		21,455,786
Vanguard Value Index Fund	35,105,397	*	29,447,069	*
Vanguard Small Cap Growth Index Fund	37,312,388	*	31,189,964	*
Vanguard Total Bond Market Index Fund	65,655,524	*	61,948,897	*
Vanguard Growth Index Fund	65,753,811	*	54,814,057	*
Vanguard Total International Stock Index Fund	53,845,987	*	45,227,159	*
Vanguard Target Retirement Income Fund	5,328,336		2,910,276
Vanguard Target 2005 Retirement Fund	-		861,531
Vanguard Target 2010 Retirement Fund	1,705,235		1,222,342
Vanguard Target 2015 Retirement Fund	7,091,552		5,526,110
Vanguard Target 2020 Retirement Fund	10,853,623		6,460,417
Vanguard Target 2025 Retirement Fund	13,339,202		8,305,960
Vanguard Target 2030 Retirement Fund	13,179,333		8,517,427
Vanguard Target 2035 Retirement Fund	15,920,874		10,141,801
Vanguard Target 2040 Retirement Fund	15,604,264		10,007,669
Vanguard Target 2045 Retirement Fund	16,174,533		11,210,058
Vanguard Target 2050 Retirement Fund	18,463,078		12,789,772
Vanguard Target 2055 Retirement Fund	650,924		-
Mutual Funds Used by the Plan to Invest Cash Pending Settlement:
Dreyfus Treasury & Agency Cash	534,203		1,232,369
Total Investments	$590,282,823		$500,573,501

* Investment represents 5% or more of the Plan’s net assets.
(1) The amount reported is contract value; the fair value of the related assets was $91,619,394 and $86,420,771 at December 31, 2012 and 2011, respectively.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2012 and 2011

Notes to Financial Statements

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) earned income as follows:

Net appreciation (depreciation) in fair value:
Common Stock of Plan Sponsor and Subsidiary	$(5,705,683)
Mutual Funds	44,952,037
39,246,354
Interest and dividends	12,910,932
Net investment gain of funds	$52,157,286

Investments, in general, are subject to various risks, including credit, interest, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Note 5.   Parties In Interest

The Bank of New York Mellon sponsors plan investments in Dreyfus Treasury & Agency Cash. The Bank of New York Mellon is the directed trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Notes receivable from participants also qualify as party-in-interest transactions.

United States Cellular Corporation is a subsidiary of Telephone and Data Systems, Inc. The Plan invests in common stock of United States Cellular Corporation and Telephone and Data Systems, Inc. Transactions in shares of United States Cellular Corporation and Telephone and Data Systems, Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2012, the Plan made purchases of $12,921,661 and sales of $11,602,767 of Company and subsidiary common stock.

Note 6.   Tax Status

The Plan obtained its latest determination letter on September 25, 2009 in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since the receipt of the determination letter. The Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt at December 31, 2012.

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements as of December 31, 2012 or 2011.  With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2008.

Note 7.   Reconciliation of Financial Statements to Form 5500

A reconciliation between the financial statements and Form 5500 as of December 31, 2012 and 2011, and for the year ended December 31, 2012 is as follows:

	2012	2011
Total net assets per Form 5500, Schedule H	$607,660,602	$516,803,777
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,612,346)	(4,001,833)
Investments	(12,704,556)	(11,663,038)
Notes receivable from participants	12,704,556	11,663,038
Deemed distributions of notes receivable from participants	3,521	20,244
Net Assets Available for Benefits Per Financial Statements	$603,051,777	$512,822,188

Change in net assets per Form 5500, Schedule H	$90,856,825
Change in fair value to contract value for fully benefit-responsive investment contracts	(610,513)
Change in investments	(1,041,518)
Change in notes receivable from participants	1,041,518
Change in deemed distributions of notes receivable from participants	(16,723)
Change in Net Assets Available for Benefits Per Financial Statements	$90,229,589

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

December 31, 2012 and 2011

Notes to Financial Statements

Note 8.   Subsequent Events

The Plan’s management evaluated subsequent events from December 31, 2012 through June 11, 2013, the date these financial statements were issued.  During this period, there have been no significant subsequent events that require adjustment to or disclosure in the financial statements as of December 31, 2012 and for the year then ended.

Note 9.   Plan Merger

Effective August 31, 2012, the plan sponsor approved the merger of the OneNeck 401(k) Plan into the Plan. All plan assets were transferred to the Telephone and Data Systems, Inc. Tax- Deferred Savings Plan on September 10, 2012.  Participants are 100% vested in balances and earnings on the amounts transferred into the Plan from the OneNeck 401(k) Plan. Balances transferred in are eligible for withdrawal as described above under “Payment of Benefits.”  In addition, balances from the OneNeck 401(k) Plan attributable to rolled over funds are eligible for withdrawal at any time.

Telephone and Data Systems, Inc.

Tax-Deferred Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Plan 003 EIN 36-2669023

December 31, 2012

		(c)
		Description of Investment
	(b)	Including Maturity Date,			(e)
	Identity of Issue, Borrower, Lessor,	Rate of Interest, Collateral,		(d)	Current
(a)	or Similar Party	Par or Maturity Value		Cost	Value
	Bank Common Trust
	Vanguard Retirement Savings Trust II	87,007,048	Shares	**	$91,619,394

	Common Stock of Plan Sponsor and Subsidiary
*	Telephone and Data Systems, Inc.	812,283	Shares	**	17,983,946
*	United States Cellular Corporation	535,704	Shares	**	18,878,209

	Mutual Funds
	Mutual Funds Available for Participant Contributions:
	Vanguard Institutional Index Fund	484,605	Shares	**	63,250,674
	Vanguard Small Cap Value Index Fund	1,528,668	Shares	**	26,644,682
	Vanguard Value Index Fund	1,530,981	Shares	**	35,105,397
	Vanguard Small Cap Growth Index Fund	1,488,328	Shares	**	37,312,388
	Vanguard Total Bond Market Index Fund	5,920,246	Shares	**	65,655,524
	Vanguard Growth Index Fund	1,794,591	Shares	**	65,753,811
	Vanguard Total International Stock Index Fund	537,439	Shares	**	53,845,987
	Vanguard Target Retirement Income Fund	437,107	Shares	**	5,328,336
	Vanguard Target 2010 Retirement Fund	70,669	Shares	**	1,705,235
	Vanguard Target 2015 Retirement Fund	530,011	Shares	**	7,091,552
	Vanguard Target 2020 Retirement Fund	455,460	Shares	**	10,853,623
	Vanguard Target 2025 Retirement Fund	981,545	Shares	**	13,339,202
	Vanguard Target 2030 Retirement Fund	563,701	Shares	**	13,179,333
	Vanguard Target 2035 Retirement Fund	1,129,941	Shares	**	15,920,874
	Vanguard Target 2040 Retirement Fund	673,178	Shares	**	15,604,264
	Vanguard Target 2045 Retirement Fund	1,111,652	Shares	**	16,174,533
	Vanguard Target 2050 Retirement Fund	799,614	Shares	**	18,463,078
	Vanguard Target 2055 Retirement Fund	26,247	Shares	**	650,924
	Mutual Funds Used by the Plan to Invest
	Cash Pending Settlement:
*	Dreyfus Treasury & Agency Cash	534,203	Shares	**	534,203

*	Participants	Participant loans (interest rates range from 4.25% to 8.25%, maturing January 2013 to December 2017)			12,704,556

					$607,599,725

* Represents a party in interest
** Cost omitted for participant directed investments

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

		By:	/s/ C. Theodore Herbert
C. Theodore Herbert, Vice President-Human Resources

		By:	/s/ Douglas D. Shuma
Douglas D. Shuma, Senior Vice President and Controller

Dated:	June 11, 2013